Exhibit 99.1

Unofficial English translation – For informational purposes only

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center
Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31

4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

INVITATION

ORDINARY and extraordinary GENERAL MEETINGS

to be held on Thursday, 25 May 2023, at 3:00 p.m.

The holders of securities issued by MDxHealth SA (the “Company”) are invited to the ordinary general shareholders’ meeting of the Company. After the agenda of the ordinary general shareholders’ meeting has been treated, the meeting will be shortly suspended in order to be continued as an extraordinary general shareholders’ meeting before a notary public.

GENERAL INFORMATION

Date, hour and venue: The ordinary and extraordinary general shareholders’ meetings will be held on Thursday, 25 May 2023 at 3:00 p.m. at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place as will be indicated at that place at that time. There is no attendance quorum requirement for the ordinary general shareholders’ meeting. There is, however, an attendance quorum requirement for the items on the agenda of the extraordinary general shareholders’ meeting (see also below under “—Extraordinary general meeting”). If the attendance quorum for the items on the agenda of the extraordinary general shareholders’ meeting were not to be reached, a second extraordinary general shareholders’ meeting will be held for these items on Friday, 30 June 2023, unless, as the case may be, decided otherwise on behalf of the board of directors.

Opening of the doors: In order to facilitate the keeping of the attendance list on the day of the ordinary and extraordinary general shareholders’ meetings, holders of securities and their representatives are invited to register as of 2:15 p.m.

ORDINARY GENERAL MEETING

Agenda and proposed resolutions: The agenda and proposed resolutions of the ordinary general shareholders’ meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the board of directors, are as follows:

1.	Report on the annual statutory financial statements and on the consolidated financial statements

Submission of, and discussion on, (a) the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022, (b) the report of the statutory auditor on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022, and (c) the report of the statutory auditor on the consolidated financial statements of the Company for the financial year ended on 31 December 2022.

2.	Approval of the annual (non-consolidated) statutory financial statements

Submission of, discussion on, and approval of the annual (non-consolidated) statutory financial statements for the financial year ended on 31 December 2022, and approval of the allocation of the result as proposed by the board of directors.

Proposed resolution: The general shareholders’ meeting resolves to approve the annual (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022 and to approve the allocation of the annual result as proposed by the board of directors.

Unofficial English translation – For informational purposes only

3.	Consolidated financial statements

Submission of, and discussion on, the consolidated financial statements of the Company for the financial year ended on 31 December 2022.

4.	Discharge from liability of the directors

Discharge from liability of the directors for the exercise of their mandates during the financial year ended on 31 December 2022.

Proposed resolution: The general shareholders’ meeting resolves to grant discharge from liability to each of the directors who was in office during the financial year ended on 31 December 2022, for the performance of its, his or her mandate during that financial year.

5.	Discharge from liability of the statutory auditor

Discharge from liability of the statutory auditor for the exercise of its mandate during the financial year ended on 31 December 2022.

Proposed resolution: The general shareholders’ meeting resolves to grant discharge from liability to the statutory auditor which was in office during the financial year ended on 31 December 2022, for the performance of its mandate during that financial year.

6.	Remuneration report

Submission of, discussion on, and approval of the remuneration report prepared by the nomination and remuneration committee and approved by the board of directors, and included in the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022.

Proposed resolution: The general shareholders’ meeting resolves to approve the remuneration report included in the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022.

7.	Re-appointment of directors

Taking into account the recommendation of the nomination and remuneration committee, the board of directors recommends that (a) Hilde Windels BV, represented by Hilde Windels as permanent representative, (b) Regine Slagmulder BV, represented by Regine Slagmulder as permanent representative, and (c) Eric Bednarski, be re-appointed as directors of the Company, each for a term of two years, and (d) Michael K. McGarrity be re-appointed as director of the Company for a term of three years.

For further information regarding these proposed directors, reference is made to the corporate governance statement included in the the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022.

Based on information made available by respectively Hilde Windels BV, represented by Hilde Windels as permanent representative, and Regine Slagmulder BV, represented by Regine Slagmulder as permanent representative, it appears that respectively each of Hilde Windels BV and Hilde Windels, and each of Regine Slagmulder BV and Regine Slagmulder, satisfy the applicable requirements in order to be nominated as independent directors in accordance with article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code.

Unofficial English translation – For informational purposes only

Proposed resolutions:

(a)	The general shareholders’ meeting resolves to re-appoint Hilde Windels BV, represented by Hilde Windels as permanent representative, as independent director of the Company within the meaning of article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code, for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.

(b)	The general shareholders’ meeting resolves to re-appoint Regine Slagmulder BV, represented by Regine Slagmulder as permanent representative, as independent director of the Company within the meaning of article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code, for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.

(c)	The general shareholders’ meeting resolves to re-appoint Eric Bednarski as director of the Company, for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.

(d)	The general shareholders’ meeting resolves to re-appoint Michael K. McGarrity as director of the Company, for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on 31 December 2025. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.

Note: If the proposed resolutions set out in point 7 are approved by the general shareholders’ meeting, the Company’s board of directors will be composed of (1) Michael K. McGarrity, chief executive officer (CEO), executive director and managing director (until 2026), (2) Ahok BV, represented by Koen Hoffman, independent director and chair of the board of directors (until 2024), (3) Donnie M. Hardison JR, independent director (until 2025), (4) Hilde Windels BV, represented by Hilde Windels, independent director (until 2025), (5) Qaly-Co BV, represented by Lieve Verplancke, independent director (until 2024), (6) Valiance Advisors LLP, represented by Jan Pensaert, non-executive director (until 2024), (7) Regine Slagmulder BV, represented by Regine Slagmulder, independent director (until 2025), and (9) Eric Bednarski, non-executive director (until 2025).

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8.	Re-appointment of the statutory auditor

Taking into account the recommendation and preference of the audit committee, the board of directors recommends that BDO Réviseurs d’Entreprises SRL, represented by Bert Kegels as permanent representative, be re-appointed as statutory auditor of the Company for a term of three years up to and including the closing of the ordinary general shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on 31 December 2025, subject to, and in accordance with, the provisions of article 3:61 of the Belgian Companies and Associations Code and Regulation (EU) No. 537/2014 of the European Parliament and of the Council of 16 April 2014 on specific requirements regarding statutory audit of public-interest entities and repealing Commission Decision 2005/909/EC.

Proposed resolution: Taking into account the recommendation of the board of directors upon recommendation and preference of the audit committee, the general shareholders’ meeting resolves to re-appoint BDO Réviseurs d’Entreprises SRL, represented by Bert Kegels as permanent representative, as statutory auditor of the Company for a term of three years up to and including the closing of the ordinary general shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on 31 December 2025, subject to, and in accordance with, the provisions of article 3:61 of the Belgian Companies and Associations Code and Regulation (EU) No. 537/2014 of the European Parliament and of the Council of 16 April 2014 on specific requirements regarding statutory audit of public-interest entities and repealing Commission Decision 2005/909/EC. For the duration of its mandate, the annual remuneration of the statutory auditor of the Company shall be EUR 260,000.00 (excluding VAT, taxes and expenses, as applicable) for the audit of the consolidated accounts of the group and the audit of the (non-consolidated) statutory financial statements of the Company. These fees are subject to a yearly indexation based on the standard index.

9.	Approval in accordance with article 7:151 of the Belgian Companies and Associations Code with respect to the loan and security agreement entered into by the Company and Innovatus Life Sciences Lending Fund I, LP

On 2 August 2022, the Company entered into a loan and security agreement with Innovatus Life Sciences Lending Fund I, LP, pursuant to which Innovatus Life Sciences Lending Fund I, LP agreed to provide a loan facility for up to USD 70,000,000.00, which can be drawn in multiple tranches. Sections 2.2(c), 7.2, 7.3 and 8.2 of the loan and security agreement allow Innovatus Life Sciences Lending Fund I, LP to terminate the loan and security agreement and demand immediate (re)payment of all amounts outstanding under the loan and security agreement in case of a change of control over the Company or any subsidiaries of the Company.

Proposed resolution: The general shareholders’ meeting resolves to approve and ratify, in accordance with article 7:151 of the Belgian Companies and Associations Code, all clauses in the loan and security agreement entered into by the Company and Innovatus Life Sciences Lending Fund I, LP (including, but not limited to, Sections 2.2(c), 7.2, 7.3 and 8.2) that are applicable at the time a change of control occurs and which fall or could be considered to fall within the scope of article 7:151 of the Belgian Companies and Associations Code (relating to the granting of rights to third parties that substantially affect the Company’s assets and liabilities, or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launching of a public takeover bid on the shares of the Company or to a change in the control exercised over it). The general shareholders’ meeting also grants a special power of attorney to each Director of the Company, the Chief Financial Officer and the Executive Vice President of Corporate Development and General Counsel (each a “Proxy Holder”), each Proxy Holder acting individually and with the right of substitution, to complete the formalities required by article 7:151 of the Belgian Companies and Associations Code with regard to this resolution, including, but not limited to, the execution of all documents and forms required for the publication of this resolution in the annexes to the Belgian Official Gazette.

No attendance quorum: There is no attendance quorum requirement for the deliberation and voting on the respective items referred to in the aforementioned agenda of the ordinary general shareholders’ meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the ordinary general shareholders’ meeting shall be passed if they are approved by a simple majority of the votes validly cast by the shareholders. Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to participate to the ordinary general shareholders’ meeting, but only with an advisory vote.

Unofficial English translation – For informational purposes only extraordinary GENERAL MEETING

Agenda and proposed resolutions: The agenda and proposed resolutions of the extraordinary general shareholders’ meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the board of directors, are as follows:

1.	Submission of reports - 2023 Share Option Plan

Submission of, discussion on:

(a)	the report of the board of directors of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 new subscription rights for shares of the Company (the “2023 Share Options”), pursuant to a share option plan named “the 2023 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or American Depositary Shares (“ADSs”) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participant”); and

(b)	the report of the statutory auditor of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 2023 Share Options, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, to the benefit of the Selected Participants.

2.	Proposal to issue 5,000,000 2023 Share Options

Proposed resolution: The general shareholders’ meeting resolves to approve the issuance of 5,000,000 2023 Share Options, pursuant to a share option plan named the “2023 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, for the benefit of Selected Participant. In view thereof, the general shareholders’ meeting resolves as follows:

(a)	Terms and conditions of the 2023 Share Options: The terms and conditions of the 2023 Share Options (including, but not limited to, the exercise price of the 2023 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 1.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes reflecting the present resolution. The 2023 Share Options have a term of ten years as from their issue date.

(b)	Underlying shares: Each 2023 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2023 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the shares.

(c)	Dis-application of the preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2023 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 1.(a) of the agenda and the terms and conditions of the Plan.

Unofficial English translation – For informational purposes only

(d)	Confirmation of the subscription of 2023 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2023 Share Options, with a view to creating a pool of outstanding 2023 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2023 Share Options for its own account.

(e)	Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of 2023 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2023 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2023 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2023 Share Options will be allocated to the share capital of the Company. To the extent that the amount of the exercise price of the 2023 Share Options, per share to be issued upon exercise of the 2023 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2023 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(f)	Issue premium: Any issue premium that will be booked in connection with the 2023 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(g)	Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2023 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2023 Share Options. Furthermore, each of the Company’s directors, Joe Sollee and Ron Kalfus, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2023 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation of the share capital and (as applicable) the issue premium, and (C) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the 2023 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Euronext and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares to the beneficiary, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2023 Share Options to trading on the regulated market of Euronext Brussels (or such other markets on which the Company’s shares will be trading at that time).

(h)	Waiver: The general shareholders’ meeting acknowledges that the 2023 Share Options to be granted under the “2023 Share Option Plan” shall not be considered “variable remuneration”, “fixed remuneration” or “annual remuneration” within the meaning of the Belgian Companies and Associations Code (including, without limitation, for the purpose of articles 3:6, §3, 7:89/1, 7:90, 7:91, 7:92, 7:100, 7:108 and 7:121 of the Belgian Companies and Associations Code) and the 2020 Corporate Governance Code (including, without limitation, for the purpose of provision 11 of the 2020 Corporate Governance Code). The general shareholders’ meeting approves the vesting conditions and mechanisms of the 2023 Share Options, as included in the Plan. The provisions of articles 7:91, 7:108 and 7:121 (as applicable) of the Belgian Companies and Associations Code are expressly dis-applied in relation to the 2023 Share Option Plan.

Unofficial English translation – For informational purposes only

(i)	Approval in accordance with article 7:151 of the Belgian Companies and Associations Code: The general shareholders’ meeting resolves to take note, approve and ratify, insofar as required in accordance with article 7:151 of the Belgian Companies and Associations Code, all clauses included in the Plan, which come into effect at the moment a change of control occurs and which fall or could be considered to fall within the scope of article 7:151 of the Belgian Companies and Associations Code (relating to the granting of rights to third parties that substantially affect the Company’s assets and liabilities, or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launching of a public takeover bid on the shares of the Company or to a change in the control exercised over it), including, without limitation, the automatic accelerated vesting mechanism upon acquisition as defined in the Plan. The general shareholders’ meeting grants a special power of attorney to each director of the Company, acting alone and with power of substitution, for the purpose of carrying out the formalities required by article 7:151 of the Belgian Companies and Associations Code with respect to this resolution.

3.	Submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the authorised capital

Consideration, discussion and submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the powers granted to the board of directors under the authorised capital, as set out below in item 4 of the agenda of the extraordinary general shareholders’ meeting, and setting out the specific circumstances in which the board of directors will be able to use its powers under the authorised capital, and the purposes that it should pursue.

4.	Renewal of the authorisation to the board of directors to increase the share capital within the framework of the authorised capital

In order to allow the board of directors the flexibility to raise additional equity-based financing as and when the need may arise or an opportunity would present itself, the board of directors proposes that it be granted limited powers under the authorised capital to increase the Company’s share capital by a maximum amount of 100% during a term of five (5) years, all as further set out below. For further information on the circumstances in which the board of directors could make use of the authorised capital and the objectives that the board of directors would pursue with the authorised capital, see also the special report referred to in item 3 of the agenda of the extraordinary general shareholders’ meeting.

Proposed resolution: The general shareholders’ meeting resolves to renew the authorisation to the board of directors to increase the share capital in one or several times, during a period of five (5) years as from the publication in the Annexes to the Belgian Official Gazette of this authorisation, with an aggregate amount equal to up to 100% of the amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the special report of the board of directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in agenda item 3 of this extraordinary general shareholders’ meeting. Consequently, the general shareholders’ meeting resolves to delete article 6 “Authorised capital” of the articles of association of the Company entirely and to replace it with the following text (whereby the date referred to in the sub-section between square brackets shall be the date of the general shareholders’ meeting approving the renewed authorised capital, and the amount referred to in the sub-section between brackets shall be the amount of the Company’s share capital at the time of the general shareholders’ meeting approving the authorised capital):

Unofficial English translation – For informational purposes only

“Article 6: Authorised capital

The board of directors is authorised to increase the share capital of the company on one or several occasions by a maximum aggregate amount of [100% of the company’s share capital at the time of the adoption of the new authorised capital].

The board of directors may increase the share capital by contributions in cash or in kind, by capitalisation of reserves, whether available or unavailable for distribution, and capitalisation of issue premiums, with or without the issuance of new shares, with or without voting rights, that will have the rights as will be determined by the board of directors. The board of directors is also authorised to use this authorisation for the issuance of convertible bonds or subscription rights, bonds with subscription rights or other securities.

This authorisation is valid for a period of five years as from the date of publication in the Annexes to the Belgian Official Gazette of an extract of the minutes of the extraordinary general shareholders’ meeting of the company held on [date of the general shareholders’ meeting approving the authorised capital].

In the event of a capital increase decided by the board of directors within the framework of the authorised capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of these articles of association.

The board of directors is authorised, when exercising its powers within the framework of the authorised capital, to restrict or cancel, in the interest of the company, the preferential subscription rights of the shareholders. This restriction or cancellation of the preferential subscription rights can also be done in favour of members of the personnel of the company or of its subsidiaries, or in favour of one or more persons other than members of the personnel of the company or of its subsidiaries.

The board of directors is authorised, with the right of substitution, to amend the articles of association, after each capital increase that has occurred within the framework of the authorised capital, in order to bring them in conformity with the new situation of the share capital and the shares.”

Attendance quorum: According to the Belgian Companies and Associations Code, an attendance quorum of at least 50% of the outstanding shares must be present or represented at the extraordinary general shareholders’ meeting for the deliberation and voting the items of the aforementioned agenda of the extraordinary general shareholders’ meeting. If such attendance quorum is not reached, a second extraordinary general shareholders’ meeting will be convened for these agenda items, unless, as the case may be, decided otherwise on behalf of the board of directors, and the attendance quorum requirement will not apply to such second meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the extraordinary general shareholders’ meeting shall be passed if they are approved by a majority of 75% of the votes validly cast by the shareholders. Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to participate to the extraordinary general shareholders’ meeting, but only with an advisory vote.

Participation to the meetings

Introduction: Holders of securities issued by the Company who wish to participate to the ordinary and extraordinary general shareholders’ meetings of the Company should take into account the formalities and procedures described below.

Registration date: The registration date for the ordinary and extraordinary general shareholders’ meetings shall be Thursday 11 May 2023, at midnight (12:00 a.m., Belgian time). Only persons owning securities issued by the Company on Thursday 11 May 2023, at midnight (12:00 a.m., Belgian time) shall be entitled to participate to, and, as the case may be, vote at the ordinary and extraordinary general shareholders’ meetings. Only shareholders are entitled to vote. The holders of subscription rights can participate to the ordinary and extraordinary general shareholders’ meetings but only with an advisory vote. Shareholders, as well as holders of subscription rights must satisfy the formalities that are described under “—Participation to the meetings”.

Participation to the meetings: In order to be able to participate to the ordinary and extraordinary general meetings, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date, and (b) notify the Company, as described below:

(a)	Registration: Firstly, the right for a holder of securities issued by the Company to participate to and, as applicable, to vote at the ordinary and extraordinary general shareholders’ meetings is only granted on the basis of the registration of the securities concerned on the aforementioned registration date at midnight, via registration, in the applicable register book for the securities concerned (for registered securities) or in the accounts of a certified account holder or relevant settlement institution for the securities concerned (for dematerialised shares).

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(b)	Notification: Secondly, in order to participate to the ordinary and extraordinary general shareholders’ meetings, the holders of securities issued by the Company must notify the Company whether they want to participate to the meetings and must do so prior to or at the latest on Friday, 19 May 2023. The holders of securities who wish to make such notification can make use of the attendance form that can be obtained at the Company’s registered office and on the Company’s website (http://www.mdxhealth.com). The notice must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the sixth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Friday, 19 May 2023 at the latest. For the holders of dematerialised securities, the notification should include a certificate confirming the number of securities that have been registered in their name on the registration date. The certificate can be obtained by the holders of the dematerialised securities with the certified account holder, the applicable settlement institution, or the relevant financial intermediary for the securities concerned.

Voting by mail: The shareholders can vote by mail in accordance with article 39 of the Company’s articles of association. Votes by mail must be cast by means of the form prepared by the Company. The voting by mail form can be obtained on the Company’s website (http://www.mdxhealth.com). The voting by mail form must be signed in writing or electronically. The electronic signature must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended. Signed voting by mail forms must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus), or by e-mail at agsm@mdxhealth.com, at the latest on the sixth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Friday, 19 May 2023 at the latest. Holders of securities who wish to vote by mail must in any case comply with the formalities to participate to the meetings as explained under “—Participation to the meetings”.

Representation by proxy: The holders of securities can participate to the meetings and vote, as applicable, through a written proxy, as the case may be, to the chair of the board of directors. Written proxy must contain specific voting instructions for each proposed resolution. Proxy forms can be obtained on the Company’s website (http://www.mdxhealth.com). The proxy must be signed in writing or electronically. The electronic signature must meet the same requirements as the electronic signature for the voting by mail form (see also “—Voting by mail”). Signed proxies must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the sixth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Friday, 19 May 2023 at the latest. The appointment of a proxy holder must be made in accordance with the applicable rules of Belgian law, including in relation to conflicts of interests and the keeping of a register. Holders of securities who wish to be represented by proxy must, in any case comply with the formalities to participate to the meetings, as explained under “—Participation to the meetings”.

Amendments to the agenda and additional proposed resolutions: Shareholders who alone or together with other shareholders hold at least 3% of the share capital of the Company have the right to put additional items on the agenda of the ordinary and extraordinary general shareholders’ meetings and to table draft resolutions in relation to items that have been or are to be included in the agenda. If the required attendance quorum for the items on the agenda of the extraordinary general shareholders’ meeting is not reached and a second extraordinary general shareholders’ meeting is convened to deliberate and vote on such items, this right will not apply in relation to the agenda of the second extraordinary general shareholders’ meeting. Shareholders that wish to exercise this right must prove on the date of their request that they own at least 3% of the outstanding shares. The ownership must be based, for dematerialised shares, on a certificate issued by the applicable settlement institution for the securities concerned, or by a certified account holder, confirming the number of securities that have been registered in the name of the relevant shareholders, and, for registered shares, on a certificate of registration of the relevant shares in the share register book of the Company. In addition, the shareholders concerned must, in any case, comply with the formalities to participate to the meetings, as explained under “—Participation to the meetings”, with at least 3% of the outstanding shares. A request to put additional items on the agenda and/or to table draft resolutions must be submitted in writing, and must contain, in the event of an additional agenda item, the text of the agenda item concerned and, in the event of a draft resolution, the text of the draft resolution. The request must also mention the mail or e-mail address to which the Company will send the confirmation of receipt of the request. The request must reach the Company by mail at its registered office (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com at the latest on the twenty-second calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Wednesday, 3 May 2023 at the latest. In case of amendments to the agenda and proposed additional resolutions as aforementioned, the Company will publish an amended agenda with, as the case may be, additional agenda items and additional draft resolutions no later than on the fifteenth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Wednesday, 10 May 2023 at the latest. In addition, the Company shall make amended forms available for votes by proxy. Proxies that reach the Company prior to the publication of an amended agenda remain valid for the agenda items to which the proxies apply, subject, however, to applicable law and the further clarifications set out on the proxy forms.

Unofficial English translation – For informational purposes only

Right to ask questions: Each holder of securities issued by the Company has the right to ask questions to the directors and the statutory auditor related to items on the agenda of a general shareholders’ meeting. Questions can be asked during the meetings or can be submitted in writing prior to the meetings. Written questions must reach the Company by mail at its registered office (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com at the latest on the sixth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Friday, 19 May 2023 at the latest. Answers to written questions will be provided in writing and will be published on the Company’s website (http://www.mdxhealth.com) on or before Thursday, 25 May 2023 at the latest, but before the vote on items on the respective agendas of the meetings concerned in accordance with applicable law. Oral questions will be answered during the meetings concerned in accordance with applicable law. In addition, in order for written questions to be considered, the holders of securities issued by the Company who submitted the written questions concerned must comply with the formalities to participate to the meetings, as explained under “—Participation to the meetings” and/or under “—Voting by mail” or “—Representation by proxy”.

Access to the meeting room: The natural persons who attend the ordinary and extraordinary general shareholders’ meetings in their capacity as owner of securities, holder of proxies or representative of a legal entity must be able to provide evidence of their identity in order to be granted access to the meeting room (subject to what is shared above under “—General information”). In addition, the representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meetings.

Recommendation to use e-mail: The Company recommends the holders of its securities to use e-mail for all communication with the Company regarding the general shareholders’ meetings. The Company’s e-mail address for such communication is: agsm@mdxhealth.com. The Company also points at that, in addition to be physically available at the Company’s registered office and distributed by mail, all forms and other documentation in relation to the general shareholders’ meetings will be available on the Company’s website (http://www.mdxhealth.com). See also “—Available documentation”.

Data Protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of general shareholders’ meetings. The processing of such data will be carried out for the purposes of the organisation and conduct of the relevant general shareholders’ meeting, including the convening notices, registrations, participation and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Policy, available on the Company’s website (https://mdxhealth.com/privacy-policy). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are outlined in the aforementioned Privacy Policy. All this does not affect the rules that apply in connection with the registration and participation to the general shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dataprotection@mdxhealth.com.

Unofficial English translation – For informational purposes only available documentation

The following documentation is available on the Company’s website (http://www.mdxhealth.com): the notice convening the ordinary and extraordinary general shareholders’ meetings, updates of the agenda and proposed resolutions, in case of amendments to the agenda and proposed resolutions, the documents to be submitted to the ordinary and extraordinary general shareholders’ meetings as referred to in the agenda of the meetings, the attendance form, the voting by mail form, and the proxy form. Prior to the ordinary and extraordinary general shareholders’ meetings, holders of securities of the Company can also obtain at the registered office of the Company (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium), free of cost, a copy of this documentation. The aforementioned website also mentions the total number of outstanding shares and voting rights of the Company.

Please address any correspondence on this matter to MDxHealth SA, Mr. Ron Kalfus CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium. The facsimile number is +32 (0)4 259 78 75 and the e-mail address is agsm@mdxhealth.com.

On behalf of the board of directors

This document is not an offer to sell or a solicitation of an offer to buy shares or other securities of mdxhealth sa.